AMENDMENT RIDER                         Aetna Life Insurance and Annuity Company
                                                     Hartford, Connecticut 06156

The following provisions are added to this Policy:

Coverage Beyond Maturity
In the 30 days prior to the Maturity Date of this Policy, You may, by Written Request, elect to continue coverage beyond the Maturity Date. Any extra benefit riders will be terminated on the Maturity Date. If elected, the following will apply:

[bullet] We will continue to credit interest to the Total Account Value of this Policy as described in the Interest Credited provision.

[bullet] After the Insured reaches Attained Age 100 the Separate Account Value of this Policy will be transferred to the Fixed Account.

[bullet] Monthly deductions will be calculated with a cost of insurance rate equal to zero.

[bullet] Proceeds payable on death will be as described in the Proceeds provision of this Policy under Proceeds payable on death.

All rights and benefits as described within the provisions of this Policy will be available during the lifetime of the Insured.

This Policy may be subject to tax consequences when continued beyond the Maturity Date.

Preferred Loans
Beginning in the 11th Policy Year and on each Policy Anniversary thereafter, We will determine a preferred loan amount for that Policy Year. A preferred loan amount will equal 10% of the loan value on each Policy Anniversary. The interest rate charged on the preferred loan amount will equal the interest rate earned by the portion of the Loan Account Value equal to the preferred loan amount and credited proportionately to the Fixed Account Value and Separate Account Value.

Loan Account Value existing in the 11th Policy Year or later, which is equal to or less than the preferred loan amount will be treated as a preferred loan. Once any portion of the Loan Account Value is treated as a preferred loan, that portion will remain a preferred loan, regardless of the preferred loan amount in subsequent Policy Years, until it is repaid.

Loan Interest Rate Credited
Loan Account Value equal to the non-preferred loan will earn interest as described in the Interest Credited provision.

Beginning in the 11th Policy Year interest earned by the portion of the Loan Account Value equal to the preferred loan will be credited at the policy loan interest rate of 8% per year. The interest earned by the Loan Account Value will be credited to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan amount was originally deducted from these values.
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The title Interest under the Policy Loans provision of this Policy is changed to: Loan Interest Rate Charged. The first sentence of this provision is amended to read:

Interest will be charged against any outstanding loan, including preferred loans, at the policy loan interest rate of 8% per year.

This amendment rider is attached to and made a part of this Policy.



Issued by AETNA LIFE INSURANCE AND ANNUITY COMPANY


                                                        /s/ Lucille M. Nickerson
                                                                       Secretary